UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

On August 11, 2026, FAST TRACK GROUP (the “Company”) received a Staff Determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because the Company currently fails to satisfy the continued listing requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company had received a period of 180 calendar days, or until February 9, 2026, and a second period of an additional 180 calendar days, or until August 10, 2026, to regain compliance with the Minimum Bid Price Rule. As of August 10, 2026, the Company has not regained compliance with Listing Rule 5550(a)(2).

Pursuant to the Letter, trading of the Company’s ordinary shares will be suspended at the opening of business on August 18, 2026. During the pendency of the hearing, the Company expects that its securities will be eligible to be traded on the OTC Markets under the ticker symbol “FTRKF.”

The Company intends to appeal Staff’s determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Pursuant to Listing Rule 5815(a)(1)(B)(ii)(d), a timely request for a hearing will not stay the trading suspension of the securities of a company that was afforded the second 180-day compliance period described in Rule 5810(c)(3)(A)(ii) but failed to regain compliance with the minimum bid price requirement during such period. However, while a hearing request will no longer stay the suspension of trading, it will stay the filing of Form 25-NSE pending the Hearings Panel’s decision.

Accordingly, the Company intends to request a hearing before the Panel. Such request will stay the filing of the Form 25-NSE pending the Panel’s decision, and the Company’s ordinary shares will remain suspended starting from August 18, 2026, unless the Panel, after the hearing, ultimately determines to reinstate trading of the securities on Nasdaq. Separately, the Company expects to hold its extraordinary general meeting of shareholders on August 17, 2026, to vote on the consolidation of its ordinary shares, among other proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 17, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director